UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 02)*

FITBIT, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

33812L102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	33812L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FRIEDMAN ERIC N.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

21,460,570 (1)(2)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

21,460,570 (1)(2)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,460,570 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.85%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Each share of Class B Common Stock is convertible at any time at the election of the holder into one share of Class A Common Stock.
(2) Consists of (i) 34,193 shares of Class A common stock held by Mr. Friedman, (ii) 12,878,085 shares of Class B common stock held by Mr. Friedman, (iii) 1,200,000 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2015 GRAT dated March 2, 2015, (iv) 515,054 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2017 GRAT A dated June 1, 2017, (v) 564,209 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2017 GRAT B dated June 1, 2017, (vi) 660,369 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2018 GRAT A dated May 22, 2018, (vii) 660,368 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2018 GRAT B dated May 22, 2018, (viii) 4,610,665 shares of Class B common stock subject to options held by Mr. Friedman that are exercisable within 60 days of December 31, 2018, and (ix) 337,627 shares of Class A common stock subject to options held by Mr. Friedman that are exercisable within 60 days of December 31, 2018.

Item 1.

(a)	Name of Issuer
FITBIT, INC.

(b)	Address of Issuer’s Principal Executive Offices
199 Fremont Street, 14th Floor San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing
FRIEDMAN ERIC N.

(b)	Address of Principal Business Office or, if none, Residence
c/o Fitbit, Inc. 199 Fremont Street, 14th Floor San Francisco, CA 94105

(c)	Citizenship
USA

(d)	Title of Class of Securities
Class A Common Stock, $0.0001 par value per share

(e)	CUSIP Number
33812L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 21,460,570

(b)	Percent of class: 8.85%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 21,460,570

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 21,460,570

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019	By:	/s/ Eric Friedman
Name: Eric Friedman

Footnotes:
Item 4: Each share of Class B Common Stock is convertible at any time at the election of the holder into one share of Class A Common Stock. Consists of (i) 34,193 shares of Class A common stock held by Mr. Friedman, (ii) 12,878,085 shares of Class B common stock held by Mr. Friedman, (iii) 1,200,000 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2015 GRAT dated March 2, 2015, (iv) 515,054 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2017 GRAT A dated June 1, 2017, (v) 564,209 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2017 GRAT B dated June 1, 2017, (vi) 660,369 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2018 GRAT A dated May 22, 2018, (vii) 660,368 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2018 GRAT B dated May 22, 2018, (viii) 4,610,665 shares of Class B common stock subject to options held by Mr. Friedman that are exercisable within 60 days of December 31, 2018, and (ix) 337,627 shares of Class A common stock subject to options held by Mr. Friedman that are exercisable within 60 days of December 31, 2018.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)